                                                                                                                                                                                                           EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2015	2014*
Income from continuing operations before income taxes (1)	$3,003	$3,185

Add: fixed charges, excluding capitalized interest	360	384

Income as adjusted before income taxes	$3,363	$3,569

Fixed charges:
Interest expense	$247	$260
Capitalized interest	(2)	21
Portion of rental expense representative of interest	113	124

Total fixed charges	$358	$405

Ratio of income from continuing operations to fixed charges	9.39	8.81

* Reclassified to reflect discontinued operations presentation.

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company's share in the income and losses of less-than-fifty percent-owned affiliates.

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